Exhibit 12





SEARS ROEBUCK ACCEPTANCE CORP.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                13 Weeks Ended     39 Weeks Ended
                               Oct. 2, Sept.27,  Oct. 2, Sept. 27,
(millions)                       2004     2003      2004     2003


INCOME BEFORE INCOME TAXES      $ 14    $  54      $  46    $ 158

PLUS FIXED CHARGES:

   Interest                       51      196        165      595
   Loss on early retirement
    of debt                        -        7          1        7
   Amortization of debt
    discount/premium               2        5          7       16


 Total fixed charges              53      208        173      618

EARNINGS BEFORE INCOME TAXES
   AND FIXED CHARGES           $  67    $ 262      $ 219    $ 776


RATIO OF EARNINGS TO FIXED
   CHARGES                      1.26     1.26       1.26     1.26









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